Exhibit 12.1

Ratio of Earnings to Fixed Charges

(in thousands)

	For the Three Months Ended March 31,
	2007	2006
Fixed Charges Computation:
Preferred stock dividend	$1,555	$865
Interest expense, including amortization of debt issuance costs	2,470	1,498
Assumed interest element included in rent expense	372	292
Total fixed charges and preferred dividends	$4,397	$2,655

Earnings Computation:
Loss before income taxes, equity in income (loss) of investees and minority interests	(26,216)	(1,041)

Less:
Preferred stock dividend	(1,555)	(865)
Minority interests	(183)	295
Add:
Fixed charges	4,397	2,655
Earnings as adjusted	$(23,557)	$1,044

Ratio of earnings to fixed charges	N/M (1)	0.7x
Ratio of earnings to fixed charges and preferred dividends	N/M (1)	0.4x

(1)   For the three months ended March 31, 2007, earnings were not sufficient to cover fixed charged plus preferred dividends by approximately $28.0 million.